Exhibit 99.8

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
VB n° 161/A

The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA

Transmitted by facsimile to : 212 656 5893 Number of pages : 1

Paris, 4th April 2005

Re : Notice of Repurchase of Ordinary Shares of Total

Dear Sirs,
Please be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 4,870,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending March 31th, 2005, through trades executed on the Paris Bourse. Before these operations, TOTAL S.A. held 13,797,902 shares in treasury. In addition, at March 31th, 2005, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 43,750,719 of its ordinary shares at such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer